SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Registration as Corporate Taxpayer (CNPJ) No. 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No. 1431-1

MINUTES OF THE TWO HUNDRED SECOND ORDINARY MEETING OF THE

BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE: May 8, 2020 - 8:30 a.m. 3. PRESIDING: MARCEL MARTINS MALCZEWSKI - Chairman; and DENISE TEIXEIRA GOMES - Meeting Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS PASSED:

I.	The Board of Directors received updated information about the Company's financial standing, budget execution and the Contingency Plan (Covid-19).
II.

The Board of Directors analyzed the preliminary version of the Company's First Quarter Earnings Reports for 2020 and presented its recommendations, having stated that the matter shall be brought before the Board once again for approval in an extraordinary meeting.

III.

The Board of Directors was informed by Deloitte Touche Tohmatsu Limited of the progress of the independent audit work in relation to First Quarter Earnings Reports for 2020 and to the Comment Letter of the independent auditor.

IV.	The Board of Directors received updated information on the potential transfer of control of Copel Telecomunicações S.A.
V.	The Board of Directors was informed of the final results of the annual performance evaluation of the members of the statutory bodies for the 2019 cycle and made specific recommendations.
VI.

The Board of Directors reviewed and debated information regarding the 2020 Form of Reference, requested additional information and decided that the matter shall be brought before the Board once again for approval in an extraordinary meeting.

VII.

The Board of Directors unanimously approved, in accordance with Federal Law No. 13,979/2020: i.  the acquisition and donation, by Copel, of sets for the collection and transportation of respiratory specimen samples for viral research for the detection of coronavirus (SARS-CoV-2) to the Institute of Molecular Biology of Paraná (IBMP), and of surgical masks or N95 masks to the Foundation of the Federal University of Paraná (Funpar), up to the limit of R$5,000,000.00 (five million reais), whose formalization documents shall occur at a later date, once the quantity and form of distribution of such goods has been defined; and ii. the beginning of the "Supportive Energy Bill Campaign", which foresees the granting of up to R$5.00 (five reais) for each consumer unit that signs up for direct debit and digital billing, for the acquisition and donation of goods to fight Covid-19, as described in the documentation provided and which is under the custody of Company.

VIII.

The Board of Directors reviewed the preliminary version of Copel's 2019 Integrated Report and decided that the matter shall be brought before the Board once again for approval in an extraordinary meeting.

IX.	The Board of Directors received information about the impact of the Covid-19 pandemic on the investment portfolio of Fundação Copel de Previdência e Assistência Social.
X.

The Board of Directors reviewed the preliminary version of the Annual Public Policies and Corporate Governance Letter, made specific recommendations and stated that the matter shall be brought before the Board once again for approval in an extraordinary meeting.

XI.

The Board of Directors received information about the work carried out by the Company's Special Commissions and unanimously approved the rehiring of technical services provision in the context of Copel Telecomunicações S.A., under the conditions indicated by the Statutory Audit Committee on the minutes of the 216th meeting of such committee, held on May 7, 2020.

XII.	The Board of Directors received a report from the Statutory Audit Committee on various matters and discussed the topics.
XIII.	The Board of Directors received a report from the Chief Executive Officer on various corporate matters.
XIV.	The Board of Directors held an Executive Session.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIERO -  Executive Secretary; ADRIANA ANGELA ANTONIOLLI; CARLOS BIEDERMANN; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; LUIZ CLAUDIO MAIA VIEIRA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; and DENISE TEIXEIRA GOMES - Meeting Secretary.

This is a free translation of the summary of the minutes of Copel’s 202nd Ordinary Board of Directors’ Meeting drawn up in the Company’s Book no. 11.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date May 11, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.